News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Increase to Dividend

TORONTO, August 26, 2003 — The Board of Directors of Bank of Montreal today declared a quarterly dividend of 35 cents a share on paid-up common shares of Bank of Montreal for the fourth quarter of fiscal year 2003, up 2 cents from the previous quarter and the second increase this year.

For the current quarter, the board also declared a dividend of 34.6875 cents a share on paid-up Class B Preferred Shares Series 3, a dividend of 30.00 cents a share on paid-up Class B Preferred Shares Series 4, a dividend of 33.125 cents a share on paid-up Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on paid-up Class B Preferred Shares Series 6, and a dividend of U.S. 37.1875 cents a share on paid-up Class B Preferred Shares Series 10 of BMO.

The dividend on the common shares is payable November 27 to shareholders of record on November 12. The dividends on the preferred shares are payable November 25 to shareholders of record on November 12.

Contacts:
 Ian Blair, Toronto, (416) 867-3996
Ronald Monet, Montreal, (514) 877-1101

Internet: www.bmo.com